TITAN TRADING ANALYTICS INC.

18104, 102 Avenue, Edmonton, Alberta, T5S 1S7

Telephone:  (780) 430-7072  Fax:  (780) 930-7073

December 23, 2004

TSX Venture Trading Symbol:  TTA

TITAN TRADING ANALYTICS INC.

SUCCESSFULLY NEGOTIATES CONVERSION OF DEBT

Titan Trading Analytics Inc. (the “Corporation”) announces its intention to proceed with a Shares for Debt application to the TSX Venture Exchange to settle an outstanding debt.  The debt outstanding is $209,809.00 and 1,748,408 common shares in the capital of the Corporation will be issued at a deemed price of $0.12.

The issuance of common shares in the capital of the Corporation will not result in a change of control; is pursuant to exemptions from prospectus and registration requirements; and is subject to regulatory approval and a 12 month hold period.

Pursuant to this transaction, Mr. Kenneth W. Powell, President of the Corporation will be issued 742,533 common shares upon conversion of debt in the amount of $89,104.00.  As a result Mr. Powell will hold 3,845,833 (23.8%) of the Common Shares, options to acquire 400,000 Common Shares, and Warrants entitling the holder to acquire 1,300,000 Common Shares on exercise of the Warrants.

The Corporation is pleased to announce that it has opened its Canadian Head Office at 18104, 102 Avenue, Edmonton, Alberta, T5S 1S7, Telephone:  (780) 430-7072, Fax:  (780) 930-7073.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ken W. Powell, President & CEO

780-930-7072

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.